BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

07028044

November 6, 2007

SUPPL

RECEIVED
2007 NOV 15 A 11:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

PROCESSED
NOV 2 0 2007
B
THOMSON
FINANCIAL

Re: BOSS POWER CORP. (the "Issuer")
(formerly BOSS GOLD INTERNATIONAL CORP.)
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 10, 2007:

A. Copy of Notice of Change of Directors dated October 5, 2007 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated October 5, 2007 issued by the Registrar of Companies.

C. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of amended Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

dlw 11/19

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2007.

E. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

F. Copy of news release issued during the relevant period.

G. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

H. Copy of Change of Auditor reporting package filed with the British Columbia and Alberta Securities Commissions.

I. Copy of third party (Anthony J. Beruschi) press release filed with the Alberta and British Columbia Securities Commissions under the Issuer's SEDAR profile.

J. Copy of Early Warning Report filed by third party with the Alberta and British Columbia Securities Commissions under the Issuer's SEDAR profile.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82-4571

Date and Time: October 5, 2007 05:18 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

RECEIVED
2007 NOV 15 A 11:24
CORPORATE FINANCE

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **October 5, 2007 05:18 PM Pacific Time**

Incorporation Number:
BC0230487

Name of Company:
BOSS POWER CORP.

ate of Change of Directors

September 25, 2007

New Director(s)

Last Name, First Name, Middle Name:
ANGUS, ROBERT STUART

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
BOWLES, JOHN HENRY

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
NETOLITZKY, RONALD KORT

'ailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
STONE, DAVID M.R.

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
ADDIE, ROBERT KEVIN

Mailing Address:
1250 WEST 40TH AVENUE
VANCOUVER BC V6M 1V4
CANADA

Delivery Address:
1250 WEST 40TH AVENUE
VANCOUVER BC V6M 1V4
CANADA

Last Name, First Name, Middle Name:
''UGHES, RON

Mailing Address:
7430 MARK CRESCENT
BURNABY BC V5A 1Z3
CANADA

Delivery Address:
7430 MARK CRESCENT
BURNABY BC V5A 1Z3
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

'irector(s) as at September 25, 2007

Last Name, First Name, Middle Name:
ANGUS, ROBERT STUART

ailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
BOWLES, JOHN HENRY

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
NETOLITZKY, RONALD KORT

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
STONE, DAVID M.R.

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

#82-4571

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
October 5, 2007

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: October 5, 2007 05:18 PM Pacific Time

Incorporation Number: **BC0230487**

Recognition Date: Incorporated on March 26, 1981

NOTICE OF ARTICLES

Name of Company:
BOSS POWER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECEIVED 2007 NOV 15 A 11:2

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ANGUS, ROBERT STUART

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
NETOLITZKY, RONALD KORT

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
BOWLES, JOHN HENRY

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
STONE, DAVID M.R.

Mailing Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
SUITE 611-675 WEST HASTINGS STREET
VANCOUVER BC V6B 1N2
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

#82-4571

BOSS POWER CORP.

Suite 501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Boss Power Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	100120 10 4
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	October 23, 2007
5	Record Date for Notice	:	September 18, 2007
6	Record Date for Voting	:	September 18, 2007
7	Beneficial Ownership Determination Date	:	September 18, 2007
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 21st day of August, 2007.

Sincerely,

BOSS POWER CORP.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
President

#82-4571

BOSS POWER CORP.

Suite 501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886

AMENDED NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Boss Power Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	100120 10 4
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	November 14, 2007
5	Record Date for Notice	:	October 9, 2007
6	Record Date for Voting	:	October 9, 2007
7	Beneficial Ownership Determination Date	:	October 9, 2007
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 21st day of September, 2007.

Sincerely,

BOSS POWER CORP.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

#82-4571

BOSS POWER CORP.

(formerly Boss Gold International Corp.)

ANNUAL GENERAL MEETING

NOVEMBER 14, 2007

BOSS POWER CORP.

(formerly Boss Gold International Corp.)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **BOSS POWER CORP.** (hereinafter called the "Company") will be held at the Renaissance Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on November 14, 2007 at the hour of two o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereon;

(b) To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at five;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent, Computershare Investor Services Inc., Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 9th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"David Stone"

DAVID M. STONE, President

BOSS POWER CORP.

Suite 611 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Telephone: (604) 688-8115, Facsimile: (604) 669-2543

PRESIDENTS MESSAGE

Dear Shareholders:

We face an exciting and challenging future as Boss Power advances the Blizzard deposit towards feasibility and permitting. We have a great project backed up by a strong Board of Directors, a healthy treasury, and a talented technical team.

The road ahead will not be easy. For our project to move ahead we have to win the support of the local community, all levels of government, and the First Nations community. We have a lot of work to do on the ground including additional drilling, baseline environmental studies, and environmental monitoring. We have engineering work to build on the former Kilborn feasibility estimates and to bring the project into compliance with Canadian National Instrument 43-101 and current engineering standards. Finally, we have permitting and regulatory requirements to satisfy.

We are confident that we can bring all of our stakeholders together in a unified support of Blizzard. We believe that the project can be advanced to the benefit of all.

In closing, I would like to thank our shareholders for their continued support and belief in the Company.

"David Stone"

Dr. David Stone, P.Eng.
President and CEO

BOSS POWER CORP.

(formerly Boss Gold International Corp.)

611 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Canada
Telephone: 604.688.8115

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT OCTOBER 9, 2007 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 14, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by management of BOSS POWER CORP. (the "Company") for use at the Annual General Meeting of shareholders to be held on November 14, 2007 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the office of Company's Transfer Agent, Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the office of the Company's Transfer Agent at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the office of the Company's Transfer Agent at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge. Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. October 9, 2007 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 73,269,182 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Anthony J. Beruschi	26,280,998	35.9%
Santoy Resources Ltd.	26,250,000	35.8%

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed

at four. Management is proposing to increase the size of the Board to five directors. If this resolution is passed five directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
David M. Stone Washington, USA *President, Chief Executive Officer and Director*	President, Minefill Services, Inc., a mining engineering consulting company based in Bothell, Washington, since August 1999 Also a director of Acero-Martin Exploration Inc., Adanac Molybdenum Corporation, Bishop Gold Inc. and Formation Capital Corporation	September 25, 2007 to date	Nil
Ronald K. Netolitzky BC, Canada *Chairman & Director*	Geologist; President and CEO of Santoy Resources Ltd. January 2005 to Present; Chairman, Viceroy Exploration Ltd. April 2003 to November 2006; Chairman, Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003 Also a director of American Bonanza Gold Corp., Aurcana Corporation, Brett Resources Inc., Canadian Gold Hunter Corp., Copper Canyon Resources Ltd., Eagle Plains Resources Ltd., Golden Band Resources Inc., Santoy Resources Ltd., Skeena Resources Limited, Solomon Resources Limited and Strongbow Exploration Inc.	September 25, 2007 to date	Nil
R. Stuart (Tookie) Angus BC, Canada *Director*	Independent corporate consultant from January 2006 to present; Chairman of Dynasty Gold Corp., Nevsun Resources Ltd. and Tequila Minerals Corp.; Managing Director, Mergers and Acquisitions, Endeavor Financial Corp. from 2003 to 2005; Previously lawyer with Fasken Martineau DuMoulin. Also a director of Blackstone Ventures Inc., Bolero Resources Corp., CMQ Resources Inc., Coro Mining Corp., Crescent Gold Limited, Dynasty Gold Corp., IMA Exploration Inc., Nevsun Resources Ltd., Plutonic Power	September 25, 2007 to date	1,000,000

	Corporation, Polaris Minerals Corporation, SouthGobi Energy Resources Ltd., Stealth Energy Inc., Tequila Minerals Corp., Tirex Resources Ltd., Tsodilo Resources Limited, Uranium North Resources Corp., Ventana Gold Corp. and Wildcat Silver Corporation		
John H. Bowles BC, Canada *Director*	Partner, PricewaterhouseCoopers LLP from April 1976 to June 2006 Also a director of Hecla Mining Co. and HudBay Minerals Inc.	September 25, 2007 to date	Nil
Douglas B. Brooks BC, Canada *Director*	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Power Corp. from 1998 to 2007 Also a director of Ballad Gold & Silver Ltd., Maximum Ventures Inc., Pierre Enterprises Ltd., Ultra Uranium Corp. and Whistler Gold Corp.	April 8, 1998 to date	570,895

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada with the exception of David M. Stone who resides in the USA.

The Board of Directors has appointed a Corporate Governance and Compensation Committee comprised of John H. Bowles, Ronald K. Netolitzky and R. Stuart (Tookie) Angus.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. John H. Bowles, Ronald K. Netolitzky and R. Stuart (Tookie) Angus are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Douglas B. Brooks who was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre Enterprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at December 31, 2006, the Chief Financial Officer as at December 31, 2006 and each of the Company's other three most highly compensated officers as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President, CEO and CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 107,393 110,000[2]	Nil Nil Nil	Nil Nil Nil	$60,000[1] Nil Nil

1 Consulting fees paid or accrued to Mr. Brooks.

2 As a consequence of the consolidation of the Company's common share capital on a three (3) old for one (1) new basis on July 11, 2005, the number of options was adjusted from 110,000 to 36,666 and the exercise price from $0.18 to $0.54 per share.

On September 27, 2007, an agreement was entered into with the newly appointed CEO, David M. Stone, to pay a day rate of $1,080 for time allocated to the Company.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

On September 27, 2007, subsequent to the financial year ended December 31, 2006, the Company granted incentive stock options to current Named Executive Officers to purchase 1,300,000 common shares exercisable until September 27, 2012 at an exercise price of $0.80 per share. The market price at the time of the grant was $0.80 per share. Any shares received on exercise of these options will be subject to a hold period and restricted from trading until January 27, 2008. Additionally, the options granted are subject to vesting over a period of two years.

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	107,393 Exercisable	$7,517.51 Exercisable

Subsequent to the financial year ended December 31, 2006, 107,393 incentive stock options were exercised by the Named Executive Officer at a price of $0.28 per share. The market price at the time of the exercise was $0.72 per share.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2006 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

On September 27, 2007, subsequent to the financial year ended December 31, 2006, the Company granted incentive stock options to non-executive directors to purchase 1,900,000 common shares exercisable until September 27, 2012 at an exercise price of $0.80 per share. The market price at the time of the grant was $0.80 per share. Any shares received on exercise of these options will be subject to a hold period and restricted from trading until January 27, 2008. Additionally, the options granted are subject to vesting over a period of two years.

The following Options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	64,060	Nil	10,000 Exercisable	$700.00 Exercisable

Subsequent to the financial year ended December 31, 2006, 10,000 incentive stock options were exercised by a non-executive director at a price of $0.28 per share. The market price at the time of the exercise was $0.80 per share.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	117,393	$0.28	1,113,119
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	117,393	$0.28	1,113,119

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2006 or the current financial year.

MANAGEMENT CONTRACTS

From October 1, 2007, the Company will pay rent and office administration costs to Forde Management & Associates Ltd. on a shared cost basis arrangement amongst several companies. Forde Management & Associates Ltd. is a British Columbia private company owned by Karen Allan, an officer of the Company.

From July 1, 2007 until September 30, 2007 management services to the Company were performed by XyQuest Entertainment Corp. of 501 – 905 West Pender Street, Vancouver, BC at a fee of $2,500 per month. XyQuest Entertainment Corp. is a British Columbia non-reporting company owned by Raymond W. Roland of Vancouver, BC.

Until June 30, 2007, the Company was a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 – 905 West Pender Street, Vancouver, BC, whereby XyQuest was engaged to perform management services at a fee of $2,500 per month. During the financial year ended December 31, 2006, $30,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company owned by A.J. Beruschi of BC.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of five directors, the majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Ronald K. Netolitzky, R. Stuart (Tookie) Angus and John H. Bowles are independent. David M. Stone is not independent as he is the President and CEO of the Company. Douglas B. Brooks is not independent as he was the President, CEO and CFO of the Company until September 2007.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Ronald K. Netolitzky, R. Stuart (Tookie) Angus and John H. Bowles who are also the members of the Company's Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee decides on the compensation of the Company's directors and officers, subject to Board approval. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

In addition to the Audit Committee, the Company has a Corporate Governance and Compensation Committee comprised of John H. Bowles, Ronald K. Netolitzky and R. Stuart (Tookie) Angus.

The Corporate Governance and Compensation Committee will administer the Company's incentive stock option plan and in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein. The Corporate Governance and Compensation Committee will be responsible for setting compensation for the executives and officers of the Company.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external

auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, news releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended

template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
   (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
   (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
   (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John H. Bowles	Independent*	Financially literate*
Ronald K. Netolitzky	Independent*	Financially literate*
R. Stuart (Tookie) Angus]	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2006	$12,497	-	-	-
2005	$8,700	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. All of the Committee members are financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP were appointed auditors of the Company on October 4, 2007. Amisano Hanson, Chartered Accountants, resigned at the request of the new Board of Directors.

The "Notice of Change of Auditor" and letters from the former and successor auditors, all as filed with the Alberta and British Columbia Securities Commissions are attached hereto as Appendix "A" for review and consideration.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Acquisition of Blizzard Uranium Deposit

Subsequent to the financial year ended December 31, 2006, the Company completed the acquisition of the Blizzard Uranium Deposit through the acquisition of the Blizzard claim and certain surrounding mineral claims from Santoy Resources Ltd. ("Santoy") and Mr. Anthony Beruschi and his private company, Power Resources Corp. In consideration for the claims, the Company issued a total of 52,500,000 common shares of the Company (the "Acquisition Shares") with Santoy receiving 26,250,000 of the Acquisition Shares and Mr. Beruschi and his assigns receiving the remaining 26,250,000 of the Acquisition Shares. The acquisition constitutes a Reverse Take-over ("RTO") under TSX Venture Exchange Policy 5.2 and has received shareholder approval by way of consent. The

Company's Filing Statement dated May 30, 2007 relating to the RTO provides further particulars of the above transactions and is available on under the Company's profile on www.sedar.com. Santoy is a British Columbia incorporated company listed on the TSX Venture Exchange under the symbol "SAN.V". Ronald K. Netolitzky, President, CEO and a director of Santoy, was appointed as a director of the Company on September 25, 2007.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since January 1, 2006

Other informed party transactions

During the fiscal year ended December 31, 2006, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

- $60,000 in consulting fees was paid or accrued to Douglas B. Brooks, a director and former President, CEO and CFO of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2007 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2007 Plan.

The 2007 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2007 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2007 Plan. The 2007 Plan will be administered by the Corporate Governance and Compensation Committee appointed by the Board (the "Committee"). Subject to the provisions of the 2007 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2007 Plan. A summary of some of the additional provisions of the 2007 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the

issued and outstanding shares of the Company;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2007 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2007 Plan is in the Company's best interests and recommend that the shareholders approve the 2007 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2006. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 9th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

BOSS POWER CORP.

"David Stone"

DAVID M. STONE
President and Chief Executive Officer

APPENDIX "A"
to the Information Circular of Boss Power Corp. dated October 9, 2007

BOSS POWER CORP.

Suite 611 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Telephone: (604) 688-8115, Facsimile: (604) 669-2543

October 4, 2007

Amisano Hanson
Chartered Accountants
Suite 604
750 West Pender Street
Vancouver, British Columbia
V6C 1G8

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 700
250 Howe Street
Vancouver, British Columbia
V6C 3S7

BOSS POWER CORP.
(the "Company')

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, British Columbia (the "former auditor") to PricewaterhouseCoopers, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia (the "successor auditor") effective as of September 26, 2007.

The former auditor resigned at the request of the Company and the resignation of the former auditor and the appointment of the successor auditor have been considered and approved by the Company's audit committee.

The former auditor's reports on the Company's financial statements relating to the relevant period (being the period commencing on January 1, 2006, and ending on December 31, 2006 contained no reservations.

There are no reportable events between the Company and the former auditor.

As required by subclause 4.11 (5)(a)(ii) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), the Company hereby requests the former auditor to:

(a) review this Notice of Change of Auditor;
(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of Change of Auditor, whether you:
   (i) agree;
   (ii) disagree, and the reasons why; or
   (iii) have no basis to agree or disagree; and
(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

As required by subclause 4.11 (6)(a(ii) of NI 51-102 the Company hereby requests the successor auditor to:

(a) review this Notice of Change of Auditor;
(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of change of Auditor, whether you:
   (i) agree;
   (ii) disagree, and the reasons why; or
   (iii) have no basis to agree or disagree; and
(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

BOSS POWER CORP.

By: *"Karen A. Allan"*
Karen A. Allan
Chief Financial Officer

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

October 12, 2007

TO: British Columbia Securities Commission
Alberta Securities Commission

Re: Boss Power Corp.. (the "Company")
Change of Auditor pursuant to National Instrument 51-102

As required by National Instrument 51-102, Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated October 4, 2007, and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

Yours truly,

"Amisano Hanson"

AMISANO HANSON
Chartered Accountants

[illegible]

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

To: British Columbia Securities Commission
Alberta Securities Commission

Re: Notice of Change of Auditors – Boss Power Corp.

Dear Sirs:

We have read the statements made by Boss Power Corp. in the attached copy of Change of Auditor Notice dated October 4, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated October 4, 2007.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
October 5, 2007

#82-4571

BOSS POWER CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

RECEIVED
2007 NOV 15 A [illegible]

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BOSS POWER CORP. (the "Company")

TO BE HELD AT THE RENAISSANCE HOTEL, 1133 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3T3 ON WEDNESDAY, NOVEMBER 14, 2007 AT 2:00 P.M. (PACIFIC TIME)

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, David M. Stone, a Director of the Company, or failing this person, Ronald K. Netolitzky, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Withhold
1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		
		For	**Against**
2.	To determine the number of Directors at five.		
		For	**Withhold**
3.	To elect as Director, DAVID M. STONE		
4.	To elect as Director, RONALD K. NETOLITZKY		
5.	To elect as Director, R. STUART (TOOKIE) ANGUS		
6.	To elect as Director, JOHN H. BOWLES		
7.	To elect as Director, DOUGLAS B. BROOKS		
		For	**Against**
8.	To approve the proposed stock option plan for implementation by the Company.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________ **Date:** ____________________

Please Print Name: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

#82-4571

BOSS POWER CORP.

(formerly Boss Gold International Corp.)

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

BOSS POWER CORP.
611 – 675 West Hastings Street
Vancouver, British Columbia, CANADA
V6B 1N2
(ISIN CA1001201047)

I wish to receive 2006 Annual Financial Statements and MD&A ☐

I wish to receive 2007 Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2007

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

#82-4571

BOSS POWER CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007
(Prepared by Management)

BOSS POWER CORP.

June 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS POWER CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Prepared by Management)

	(Unaudited) 30-Jun-07	(Audited) 31-Dec-06
ASSETS		
Current		
Cash and cash equivalents	$ 4,621,311	$ 859,010
Goods and Services Tax receivable	45,805	4,586
Share subscription receivable	1,452	-
Prepaid expenses	31,764	36,200
	4,700,332	899,796
Capital assets – Note 4	2,834	3,315
Resource properties – Note 5	106,312,581	-
	$ 111,015,747	$ 903,111
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 7	$ 181,410	$ 126,386
	181,410	126,386
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	116,377,398	5,860,068
Contributed surplus	281,761	22,201
Deficit	(5,824,822)	(5,105,544)
	110,834,337	776,725
	$ 111,015,747	$ 903,111

Nature and Continuance of Operations – Note 2

APPROVED ON BEHALF OF THE BOARD:

"Irvin Ridd", Director

"Douglas Brooks", Director

SEE ACCOMPANYING NOTES

BOSS POWER CORP.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three and six months ended June 30, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06
Administrative expenses				
Accounting, audit and legal fees	$ 283,630	$ 88,045	$ 549,163	$ 88,848
Amortization	241	57	481	115
Interest	3,898	7,217	11,801	14,018
Consulting fees	15,000	-	35,600	-
Management fees	7,500	7,500	15,000	15,000
Office, rent and miscellaneous	19,794	22,324	36,687	34,373
Transfer agent and filing fees	71,642	3,328	74,507	5,382
Travel and promotion	2,364	-	2,364	-
Net loss before other items	404,069	128,471	725,603	157,736
Interest income	(6,325)	-	(6,325)	-
Prior year adjustments	-	-	-	4,776
Net loss for the period	397,744	128,471	719,278	162,512
Deficit, beginning of the period	5,427,078	4,733,843	5,105,544	4,699,802
Deficit, end of the period	$ 5,824,822	$ 4,862,314	$ 5,824,822	$ 4,862,314
Basic and diluted loss per share	$ 0.016	$ 0.018	$ 0.038	$ 0.022
Weighted average number of shares outstanding	25,009,372	7,269,467	18,692,342	7,269,191

SEE ACCOMPANYING NOTES

BOSS POWER CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06
Operating Activities				
Net loss for the period	$ (397,744)	$ (128,471)	$ (719,278)	$ (162,512)
Add (deduct) items not affecting cash:				
Amortization	241	57	481	115
	(397,503)	(128,414)	(718,797)	(162,397)
Changes in non-cash working capital items related to operations:				
GST and other receivable	(25,760)	417	(42,671)	3,299
Prepaid expenses	-	(4,906)	4,436	(4,906)
Accounts payable	(36,997)	128,788	55,024	72,882
	(460,260)	(4,115)	(702,008)	(91,122)
Investing Activities				
Increase in resource property	(106,306,782)	-	(106,312,581)	(2,294)
	(106,306,782)	-	(106,312,581)	(2,294)
Financing Activities				
Issuance of common shares for resources properties	105,000,000	-	105,000,000	-
Issuance of common shares for cash	5,517,330	-	5,517,330	16,000
Contributed surplus	259,560	-	259,560	(7,000)
Share subscriptions	(163,548)	-	-	-
	110,613,342	-	110,776,890	9,000
Increase (decrease) in cash during the period	3,846,300	(4,115)	3,762,301	(84,416)
Cash, beginning of period	775,011	6,340	859,010	86,641
Cash, end of period (bank indebtedness)	$ 4,621,311	$ 2,225	$ 4,621,311	$ 2,225
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BOSS POWER CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

(Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 audited financial statements.

Note 2 Nature and Continuance of Operations - Note 5 and 6

The Company's principal business activity has been resource property exploration. The Company's shares were publicly traded on the NEX board of the TSX Venture Exchange. On June 14, 2007, the Company acquired the Blizzard Uranium Deposit through an acquisition of the Blizzard claim and certain surrounding mineral claims. The acquisition constitutes a Reverse Take-over. In connection with the acquisition and the Reverse Take-over, the Company's name has been changed from Boss Gold International Corp. to Boss Power Corp. and its trading symbol has been changed from BOG.H to BPU.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company had not yet achieved profitable operations, has accumulated losses of $5,824,822 since inception, and has a working capital of $4,518,922 at June 30, 2007, which may not be sufficient to fund operations for the next fiscal year and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due.

Note 3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

Note 3 Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned material subsidiary, Blizzard Uranium Corp as well as inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

b) Financial Instruments
The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization
Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation
Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 3 Significant Accounting Policies – (cont'd)

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	30-Jun-07			30-Jun-06
	Cost	Acc. Amort.	Net	Net
Computer equipment	$ 4,601	$ 2,063	$ 2,538	$ 75
Office furniture	1,388	1,092	296	317
	$ 5,989	$ 3,155	$ 2,834	$ 392

Note 5 Resource Property Costs - Note 6 and 8

The Company acquired the Blizzard Uranium Deposit through the acquisition of the Blizzard claim and certain surrounding mineral claims from Santoy Resources Ltd. and Mr. Anthony Beruschi and his private company, Power Resources Corp. Consideration of $105 million was paid by the issuance of a total of 52,500,000 common shares of the Company (the "Acquisition Shares") at a deemed price of $2 per share with Santoy receiving 26,250,000 of the Company's shares and Mr. Beruschi and his assigns receiving the remaining 26,250,000 of the Company's shares. The acquisition constitutes a Reverse Take-over ("RTO") under TSX Venture Exchange Policy 5.2 and has received shareholder approval by way of consent. The Company's Filing Statement dated May 30, 2007 relating to the RTO is available on SEDAR. Santoy is a British Columbia incorporated company that is listed on the TSX Venture Exchange under the symbol "SAN.V".

Note 5 Resource Property Costs – (cont'd)

In addition to the Blizzard Uranium Claim, the Company acquired certain other mineral claims surrounding the Blizzard Uranium Claim and the nearby Hydraulic Lake Claims. The Company also received an option from Mr. Beruschi to acquire a 51% interest in the Fuki and Haynes Lake Uranium Claims and has rights of first refusal over those claims for a set time period. In consideration for these acquisitions, options and rights, Mr. Dave Heyman of Vancouver was paid $51,000 and Power Resources Corp. $1,199,000.

Santoy has agreed to incur $1,000,000 in exploration and development expenditures on the Blizzard Uranium Deposit and will receive a 5% working interest. The Issuer has the right to purchase Santoy's 5% working interest in exchange for a $1.00 per pound uranium royalty.

Mr. Beruschi, a Vancouver based mining lawyer and investor, will receive a royalty of $1.50 per lb uranium on the properties. Mr. Adam Travis, a Peachland based geologist, will receive a $0.50 per pound uranium royalty on the Blizzard Uranium Claim, one-half of which Santoy can purchase for up to three years for $500,000.

One of the record holders of certain mineral claims in the Additional Blizzard Claims, which a vendor is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same record holder also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

A summary of the resource property costs as at June 30, 2007 and 2006 and related expenditures incurred during the period ended June 30, 2007 and 2006 is as follows:

	30-Jun-07	30-Jun-06
Acquisition Costs, beginning balance	$ -	$ 1,950
Share payment	105,051,000	-
Cash payment	1,199,000	-
Legal fees	44,624	-
Accounting fees	7,087	-
Claim payments	10,160	-
Acquisition Costs, ending balance	$106,311,871	$ 1,950
Deferred Exploration Costs		
Balance at beginning of period	-	-
Addition:		
Geological consulting	-	344
Reports	710	-
Lab and assay	-	-
	710	344
Balance at end of period	$106,312,581	$ 2,294

Note 6 Share Capital - Note 5

a) Authorized

Unlimited number of common shares, without par value

b) Issued

	30-Jun-07		30-Jun-06	
	Shares	Amount	Shares	Amount
Balance, beginning	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051
For cash:				
Private placement	8,346,666	6,260,000	-	-
Property acquisition	52,500,000	105,000,000	-	-
Exercise of options	-	-	16,666	9,000
Agent fees	-	(368,637)	-	-
Corporate finance fee	-	(20,000)	-	-
Sponsorship fee	-	(20,000)	-	-
Share issue cost	-	(46,598)	-	-
Finder's fee	-	(27,875)	-	-
Agent options	-	(259,560)	-	-
Reclassification of stock-based compensation charges	-	-	-	7,000
Balance, ending	73,151,789	$116,377,398	7,269,467	$ 4,481,051

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

On January 3, 2006, the Company issued 16,666 shares pursuant to exercising share purchase options at $0.54 per share.

On September 29, 2006, the Company issued 97,394 shares pursuant to exercising share purchase options at $0.28 per share.

October 31, 2006, the Company issued 4,938,262 shares pursuant to exercising share purchase warrants at $0.27 per share.

On February 15, 2007, the Company increased its authorized capital to an unlimited number of common shares.

c) Private Placement

On June 12, 2007, the Company closed a brokered private placement of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company completed a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings consists of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Note 6 Share Capital – (cont'd)

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

Finder's fees totalling $27,875 were paid in connection with the non-brokered private placement. An agent's fee of $368,637.47 was paid to Blackmont Capital Inc. as agent for the brokered private placement and 480,667 agent's options were issued to the agent entitling the agent to acquire 480,667 units at a price of $0.75 per unit for a period of 18 months. The agent's units issuable upon exercise of the agent's options are on the same terms as the private placement units with non-transferable warrants. All units are restricted from trading until October 13, 2007.

d) Shares Issued for Property Acquisition - Note 5

In connection with the acquisition of the Blizzard claim and certain surrounding mineral claims, the Company paid the consideraton of $105 million through the issuance of 52,500,000 shares (the "Acquisition Shares") at a deemed price of $2 per share. The Acquisition Shares are restricted from trading until October 13, 2007 and are subject to the Exchange escrow agreement.

e) Escrow Shares - Note 5

Pursuant to an Exchange escrow agreement entered into (the "Exchange Escrow Agreement") among the Company, Computershare Trust Company of Canada and certain shareholders of the Company, 54,237,184 Common Shares will be held in escrow (the "Escrowed Shares"). The Escrowed Shares will be released as follows:

Date of Release	Number of Shares to be Released
June 14, 2007	5,423,717
December 14, 2007	8,135,577
June 14, 2008	8,135,578
December 14, 2008	8,135,578
June 14, 2009	8,135,578
December 14, 2009	8,135,578
June 14, 2010	8,135,578

Note 6 Share Capital – (cont'd)

Pursuant to the Amendment Agreement, 2,000,000 Common Shares payable to on party or his assigns in connection with the Acquisition are to be subject to a separate escrow agreement between the Company and the party (the "Private Escrow Agreement") pending resolution of the dispute detailed in Note 5.

f) Share Purchase Warrants

At June 30, 2007, 4,173,333 share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price		Expiry Date	
4,173,333	$	1.00	12-Dec-08	*

*Subject to exceleration clause

g) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall not be less than the market value of the Company's shares as calculated on the date of grant less any discount permitted by the policies of the Exchange. The options can be granted for a maximum term of 5 years.

A summary of the status of the Company's stock option plan as of June 30, 2007 and June 30, 2006 and changes during the periods then ended is presented below:

	30-Jun-07			30-Jun-06		
	Number of Shares	Weighted Average Exercise Price		Number of Shares	Weighted Average Exercise Price	
Outstanding, beginning	117,393	$	0.28	231,453	$	0.30
Granted	-	$	-	-	$	-
Exercised	-	$	-	(16,666)	$	0.54
Outstanding, ending	117,393	$	0.28	214,787	$	0.28

At June 30, 2007, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price		Expiry Date
117,393	$	0.28	7-Nov-07

Note 6 Share Capital – (cont'd)

h) Agent Options

At June 30, 2007, 480,667 agent option were outstanding entitling the holders thereof the right to purchase one unit for each option held as follows:

Options	Exercise Price	Expiry Date
480,667	$ 0.75	12-Dec-08 *

*Subject to exceleration clause

The fair value of agent's options granted pursuant to the brokered private placement is $259,560. This has been determined using the Black-Scholes Option Pricing Model with the following assumptions: - risk free interest rate of 4.12%; - expected life of 18 months and - expected volatility of 50%.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option and warrant grants.

Note 7 Related Party Transactions

At June 30, 2007, accounts payable and due to replated parties included $33,740 (2006: $31,813) owed to a director or officer of the Company and private companies controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

a) During the six months ended June 30, 2007 and 2006, the company incurred the following charges with directors of the company or companies with directors in common:

	2007	2006
Consulting fees	$ 30,000	$ 60,000
	$ 30,000	$ 60,000

Note 8 Income Taxes

The Company has accumulated Canadian exploration and development expenses totalling $1,175,811 and non-capital losses totalling $2,384,178 which can be utilized to offset taxable income of future years. The non-capital losses expire as follows:

2007	$ 160,161
2008	119,585
2009	155,432
2010	300,065
2014	249,750
2015	276,785
2026	403,603
2027	718,797
	$ 2,384,178

The significant components of the Company's future income tax assets are as follows:

	2007	2006
Non-capital losses	$ 813,482	$ 485,911
Exploration and development expenses	401,187	401,187
Equipment	1,077	798
Less: valuation allowance	(1,215,746)	(887,896)
	$ -	$ -

BOSS POWER CORP.
(Formerly Boss Gold International Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

August 24, 2007

For the six months ended June 30, 2007, Boss Power Corp. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 24, 2007 provides information on the operations of the Company for six months ended June 30, 2007 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2006 and 2005.

OVERVIEW

The Company's principal business activity has been resource property exploration. The Company's shares were publicly traded on the NEX board of the TSX Venture Exchange. On June 14, 2007, the Company acquired the Blizzard Uranium Deposit through an acquisition of the Blizzard claim and certain surrounding mineral claims. The acquisition constitutes a Reverse Take-over. In connection with the acquisition and the Reverse Take-over, the Company's name has been changed from Boss Gold International Corp. to Boss Power Corp. and its trading symbol has been changed from BOG.H to BPU.

MINERAL PROPERTIES

The Company acquired the Blizzard Uranium Deposit through the acquisition of the Blizzard claim and certain surrounding mineral claims from Santoy Resources Ltd. and Mr. Anthony Beruschi and his private company, Power Resources Corp. Consideration of $105 million was paid by the issuance of a total of 52,500,000 common shares of the Company (the "Acquisition Shares") at a deemed price of $2 per share with Santoy receiving 26,250,000 the Company's shares and Mr. Beruschi and his assigns receiving the remaining 26,250,000 the Company's shares. The acquisition constitutes a Reverse Take-over ("RTO") under TSX Venture Exchange Policy 5.2 and has received shareholder approval by way of consent. The Company's Filing Statement dated May 30, 2007 relating to the RTO is available on SEDAR. Santoy is a British Columbia incorporated company that is listed on the TSX Venture Exchange under the symbol "SAN.V".

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

MINERAL PROPERTIES – Cont'd

The following chart summarizes the historical indicated and inferred* resource estimates (as re-classified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % u3o8	Contained Kg (%u3o8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as Reserves but rules dictate classification as resources. Indicated resources include a 15% mining dilution
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources
*** Rounded to 3 places

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. The Company will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report, which will be filed on SEDAR under the Company's profile. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company.

In addition to the Blizzard Uranium Claim, the Company acquired certain other mineral claims surrounding the Blizzard Uranium Claim and the nearby Hydraulic Lake Claims. The Company also received an option from Mr. Beruschi to acquire a 51% interest in the Fuki and Haynes Lake Uranium Claims and has rights of first refusal over those claims for a set time period. In consideration for these acquisitions, options and rights, Mr. Dave Heyman of Vancouver was paid $51,000 and Power Resources Corp. $1,199,000.

MINERAL PROPERTIES – Cont'd

Santoy has agreed to incur $1,000,000 in exploration and development expenditures on the Blizzard Uranium Deposit and will receive a 5% working interest. The Issuer has the right to purchase Santoy's 5% working interest in exchange for a $1.00 per pound uranium royalty.

Mr. Beruschi, a Vancouver based mining lawyer and investor, will receive a royalty of $1.50 per lb uranium on the properties. Mr. Adam Travis, a Peachland based geologist, will receive a $0.50 per pound uranium royalty on the Blizzard Uranium Claim, one-half of which Santoy can purchase for up to three years for $500,000.

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

One of the record holders of certain mineral claims in the Additional Blizzard Claims, which a vendor is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same record holder also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

A summary of the resource property costs as at June 30, 2007 and 2006 and related expenditures incurred during the period ended June 30, 2007 and 2006 is as follows:

	30-Jun-07	30-Jun-06
Acquisition Costs, beginning balance	$ -	$ 1,950
Share payment	105,051,000	-
Cash payment	1,199,000	-
Legal fees	44,624	-
Accounting fees	7,087	-
Claim payments	10,160	-
Acquisition Costs, ending balance	$106,311,871	$ 1,950
Deferred Exploration Costs		
Balance at beginning of period	-	-
Addition:		
Geological consulting	-	344
Reports	710	-
	710	344
Balance at end of period	$106,312,581	$ 2,294

MINERAL PROPERTIES – Cont'd

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this disclosure. Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

OVERALL PERFORMANCE

As at June 30, 2007, the Company, on a consolidated basis, held assets of $111,015,747 (2006: $15,318) including cash and cash equivalents of $4,621,311 (2006: $2,225), goods and services tax receivable of $45,805 (2006: 4,251), share subscription receivable of $1,452 (2006: $nil), prepaid expenses recorded at $31,764 (2006: $6,156), equipment (net of accumulated amortization) recorded at $2,834 (2006: 392), and resources properties recorded at $106,312,581 (2006: $2,294). At the same date, the Company had liabilities totalling $181,410 (2006: $355,963), including accounts payable and accrued liabilities of $147,670 (2006: $324,150) and due to related parties of $33,740 (2006: $31,813). There is a significant increase in the Company's asset and it is primarily a result of increased financing activities.

During the six months ended June 30, 2007, the Company acquired the Blizzard Uranium Deposit through an acquisition of the Blizzard claim and certain surrounding mineral claims for a consideration of $105 million paid by the issuance of a total of 52,500,000 common shares of the Company at a deemed price of $2 per share. In connection with the acquisition, the Company closed a brokered private placement of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company completed a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500.

During the year ended December 31, 2006, the Company completed a total of $1,360,600 financing for its proposed reverse takeover transaction. The principle financing were shares issued pursuant to exercising of share purchase warrants and stock options.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six months ended June 30, 2007 and 2006, and the last three fiscal years ended December 31, 2006, 2005 and 2004:

	Six Months Ended 30-Jun-07	Six Months Ended 30-Jun-06	Year Ended 31-Dec-06	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	Unaudited	Unaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	6,325	-	-	-	-
Net income (loss)	(719,278)	(162,512)	(405,742)	(317,633)	(296,872)
Basic and diluted earning (loss) per share	(0.038)	(0.022)	(0.05)	(0.11)	(0.09)
Total assets	111,015,747	15,813	903,111	95,948	7,973
Total long-term financial liabilities	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

SELECTED FINANCIAL INFORMATION – Cont'd

For the six months ended June 30, 2007, the net loss was $719,278 or $0.038 per share compared to the net loss of $162,512 or $0.022 per share (342.60% increase) for the comparable period in 2006. The increase of $556,766 in net loss was primarily due to an increase of $460,315 in accounting, audit and legal fees, $35,600 in consulting fees, $2,314 in office, rent and miscellaneous, $69,125 in transfer agent and filing fees, and $2,364 in travel and promotion, which was offset by a decrease of $2,217 in interest, $6,325 in interest income, and $4,776 in prior year adjustments. The overall increase in expenses is primarily due to the increased investing activities in acquisition of the Blizzard claim and certain surrounding mineral claims, and its related financing activities.

For the year ended December 31, 2006, the net loss was $405,742 or $0.05 per share compared to the net loss of $317,633 or $0.11 per share (27.74% increase) for the comparable period in 2005. The increase of $88,109 in net loss was primarily due to an increase of $137,894 in accounting, audit and legal fees, $73,654 in consulting fees, $11,370 in office and miscellaneous, an increase in $21,369 in wages and $5,894 in property investigation costs, which was offset by a decrease of $116,911 in interest, $4,691 in transfer agent and filing fees, and $40,618 in stock based compensation.

For the year ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.09 per share (6.99% increase) for the comparable period in 2004. The increase of $20,761 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,361 in office, rent and miscellaneous, and $3,773 in transfer agent and filing fees, which was offset by a decrease of $35,420 in accounting, audit and legal fees, and $6,282 in stock based compensation.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended June 30, 2007, the net loss was $397,744 or $0.016 per share compared to the net loss of $128,471 or $0.018 per share (209.60% increase) for the comparable period in 2006. The increase of $269,273 in net loss was primarily due to an increase of $195,585 in accounting, audit and legal fees, $15,000 in consulting fees, $68,314 in transfer agent and filing fees, and $2,364 in travel and promotion, which was offset by a decrease of $3,319 in interest, $2,530 in office, rent and miscellaneous, and $6,325 in interest income.

During the quarter ended June 30, 2007, the Company incurred accounting, audit and legal fees of $283,630 (2006: $88,045), interest of $3,898 (2006: $7,217), consulting fees of $15,000 (2006: $nil), management fees of $7,500 (2006: $7,500), office, rent and miscellaneous of $19,794 (2006: $22,324), transfer agent and filing fees of $71,642 (2006: $3,328), travel and promotion of $2,364 (2006: $Nil), and recorded amortization of $241 (2006: $57). The Company also earned interest income of $6,325 (2006: $nil).

BOSS POWER CORP.
(Formerly Boss Gold International Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS – Cont'd

Year-to-Date

For the six months ended June 30, 2007, the net loss was $719,278 or $0.038 per share compared to the net loss of $162,512 or $0.022 per share (342.60% increase) for the comparable period in 2006. The increase of $556,766 in net loss was primarily due to an increase of $460,315 in accounting, audit and legal fees, $35,600 in consulting fees, $2,314 in office, rent and miscellaneous, $69,125 in transfer agent and filing fees, and $2,364 in travel and promotion, which was offset by a decrease of $2,217 in interest, $6,325 in interest income, and $4,776 in prior year adjustments.

During the six months ended June 30, 2007, the Company incurred accounting, audit and legal fees of $549,163 (2006: $88,848), interest of $11,801 (2006: $14,018), consulting fees of $35,600 (2006: $Nil), management fees of $15,000 (2006: $15,000), office, rent and miscellaneous of $36,687 (2006: $34,373), transfer agent and filing fees of $74,507 (2006: $5,382), travel and promotion of $2,364 (2006: $nil), and recorded amortization of $481 (2006: $115), and prior year adjustments of $nil (2006: $4,776). The Company also earned interest income of $6,325 (2006: $nil).

REVENUES

The Company does not have any source of revenue except interest income. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the six months ended June 30, 2007 and 2006, and the last three fiscal years ended December 31, 2006, 2005 and 2004:

	+/-*	Six Months Ended 30-Jun-07	Six Months Ended 30-Jun-06	+/-*	Year Ended 31-Dec-06	+/-*	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	%	$	$	%	$	%	$	$
		Unaudited	Unaudited		Audited		Audited	Audited
Professonal fees	518.09	549,163	88,848	488.41	166,127	(55.65)	28,233	63,653
Amortization	318.26	481	115	96.52	452	3.60	230	222
Interest	(15.82)	11,801	14,018	(80.78)	27,818	49.19	144,729	97,008
Consulting fees	N/A	35,600	-	1,315.25	79,254	N/A	5,600	-
Management fees	N/C	15,000	15,000	N/C	30,000	N/C	30,000	30,000
Office, rent & misc.	6.73	36,687	34,373	61.95	85,280	11.33	52,657	47,296
Trans. agent & filing	1,284.37	74,507	5,382	(29.87)	10,917	31.99	15,566	11,793
Stock compensation	N/A	-	-	(100.00)	-	(13.39)	40,618	46,900
Property invest. costs	N/A	(6,325)	-	N/A	5,894	N/A	-	-
Prior year adjustments	(100.00)	-	4,776	N/A	-	N/A		-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

BOSS POWER CORP.
(Formerly Boss Gold International Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2007	2006	2006	2006	2006	2005	2005	2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	6,325	-	-	-	-	-	-	-
Net income (loss)	(397,744)	(321,534)	(196,655)	(46,575)	(128,471)	(34,041)	(122,855)	(67,738)
Basic/diluted earning (loss) per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had working capital of $4,518,922 compared to -$343,331 (deficit) as at June 30, 2006. At the same time, the Company held cash on hand of $4,621,311 (2006: $2,225) and liabilities totalled $181,410 (2006: $355,963). The Company does not have any off-balance sheet arrangements.

CASH FLOW ANALYSIS

For the six months ended June 30, 2007, the Company used $702,008 in its operating activities compared to $91,122 used in comparable period of 2006, an increase of $610,886. This was primarily a result of an increased loss of $556,766 in the six months ended June 30, 2007 to $719,278 from $162,512 in the six months ended June 30, 2006, and a decrease in non-cash working capital items of $54,486. The decrease in non-cash working capital items was primarily due to an increased use of $45,970 in GST and other receivables and a decreased use of $17,858 in accounts payable, which was offset by an increased use of $9,342 in prepaid expenses.

During the six months ended June 30, 2007, the Company acquired $106,312,581 (2006: $2,294) of resource properties, an increase in overall investing activities of $106,310,287. The significant increase in investing activities is primarily due to the acquisition of the Blizzard claim and certain surrounding mineral claims.

During the six months ended June 30, 2007, the Company received $105,000,000 a resource property valued at and $5,517,330 cash from financing activities compared to $16,000 cash in the six months ended June 30, 2006, an increase in financing activities of $110,501,330. The principle financing activities during the six months ended June 30, 2007 were 52,500,000 shares issued at a deemed price of $2 per share in connection with the acquisition of the Blizzard claim and certain surrounding mineral claims as well as other shares issued pursuant to a brokered private placement of 7,176,666 units at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500 and a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500.

CASH FLOW ANALYSIS – Cont'd

For the three months ended June 30, 2007, the Company used $460,260 in its operating activities compared to $4,115 used in comparable period of 2006, an increase of $456,145. This was primarily a result of an increased loss of $269,273 in the three months ended June 30, 2007 to $397,744 from $128,471 in the three months ended June 30, 2006, and a decrease in non-cash working capital items of $187,056. The decrease in non-cash working capital items was primarily due to a decreased use of $165,785 in accounts payable and an increased use of $26,177 in GST and other receivables, which was offset by a decreased use of $4,906 in prepaid expenses.

During the three months ended June 30, 2007, the Company acquired $106,306,782 (2006: $nil) of resource properties, an increase in overall investing activities of $106,306,782. The significant increase in investing activities is primarily due to the acquisition of the Blizzard claim and certain surrounding mineral claims.

During the three months ended June 30, 2007, the Company received $105,000,000 a resource property valued at and $5,353,782 cash from financing activities compared to $nil in the three months ended June 30, 2006, an increase in financing activities of $110,353,782. The principle financing activities during the three months ended June 30, 2007 were 52,500,000 shares issued at a deemed price of $2 per share in connection with the acquisition of the Blizzard claim and certain surrounding mineral claims as well as other shares issued pursuant to a brokered private placement of 7,176,666 units at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500 and a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500.

SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

	30-Jun-07		30-Jun-06	
	Shares	Amount	Shares	Amount
Balance, beginning	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051
For cash:				
Private placement	8,346,666	6,260,000	-	-
Property acquisition	52,500,000	105,000,000	-	-
Exercise of options	-	-	16,666	9,000
Agent fees	-	(368,637)	-	-
Corporate finance fee	-	(20,000)	-	-
Sponsorship fee	-	(20,000)	-	-
Share issue cost	-	(46,598)	-	-
Finder's fee	-	(27,875)	-	-
Agent options	-	(259,560)	-	-
Reclassification of stock-based compensation charges	-	-	-	7,000
Balance, ending	73,151,789	$116,377,398	7,269,467	$ 4,481,051

SHARE CAPITAL – Cont'd

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

On January 3, 2006, the Company issued 16,666 shares pursuant to exercising share purchase options at $0.54 per share.

On September 29, 2006, the Company issued 97,394 shares pursuant to exercising share purchase options at $0.28 per share.

October 31, 2006, the Company issued 4,938,262 shares pursuant to exercising share purchase warrants at $0.27 per share.

On February 15, 2007, the Company increased its authorized capital to an unlimited number of common shares.

c) Private Placement

On June 12, 2007, the Company closed a brokered private placement of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company completed a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings consists of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

Finder's fees totalling $27,875 were paid in connection with the non-brokered private placement. An agent's fee of $368,637.47 was paid to Blackmont Capital Inc. as agent for the brokered private placement and 480,667 agent's options were issued to the agent entitling the agent to acquire 480,667 units at a price of $0.75 per unit for a period of 18 months. The agent's units issuable upon exercise of the agent's options are on the same terms as the private placement units with non-transferable warrants. All units are restricted from trading until October 13, 2007.

d) Shares Issued for Property Acquisition

In connection with the acquisition of the Blizzard claim and certain surrounding mineral claims, the Company paid the consideraton of $105 million through the issuance of 52,500,000 shares (the "Acquisition Shares") at a deemed price of $2 per share. The Acquisition Shares are restricted from trading until October 13, 2007 and are subject to the Exchange escrow agreement.

SHARE CAPITAL – Cont'd

e) Escrow Shares

Pursuant to an Exchange escrow agreement entered into (the "Exchange Escrow Agreement") among the Company, Computershare Trust Company of Canada and certain shareholders of the Company, 54,237,184 Common Shares will be held in escrow (the "Escrowed Shares"). The Escrowed Shares will be released as follows:

Date of Release	Number of Shares to be Released
June 14, 2007	5,423,717
December 14, 2007	8,135,577
June 14, 2008	8,135,578
December 14, 2008	8,135,578
June 14, 2009	8,135,578
December 14, 2009	8,135,578
June 14, 2010	8,135,578

Pursuant to the Amendment Agreement, 2,000,000 Common Shares payable to on party or his assigns in connection with the Acquisition are to be subject to a separate escrow agreement between the Company and the party (the "Private Escrow Agreement") pending resolution of the dispute detailed in Note 5 to the financial statements.

f) Share Purchase Warrants

At June 30, 2007, 4,173,333 share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date	
4,173,333	$ 1.00	12-Dec-08	*

*Subject to exceleration clause

g) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall not be less than the market value of the Company's shares as calculated on the date of grant less any discount permitted by the policies of the Exchange. The options can be granted for a maximum term of 5 years.

At June 30, 2007, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
117,393	$ 0.28	7-Nov-07

SHARE CAPITAL – Cont'd

A summary of the status of the Company's stock option plan as of June 30, 2007 and June 30, 2006 and changes during the periods then ended is presented below:

	30-Jun-07			30-Jun-06		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning	117,393	$	0.28	231,453	$	0.30
Granted	-	$	-	-	$	-
Exercised	-	$	-	(16,666)	$	0.54
Outstanding, ending	117,393	$	0.28	214,787	$	0.28

h) Agent Options
At June 30, 2007, 480,667 agent option were outstanding entitling the holders thereof the right to purchase one unit for each option held as follows:

Options	Exercise Price	Expiry Date
480,667	$ 0.75	12-Dec-08*

*Subject to exceleration clause

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2007, the Company incurred $30,000 (2006: $60,000) consulting fees with directors of the company or companies with directors in common:

At June 30, 2007, accounts payable and due to replated parties included $33,740 (2006: $31,813) owed to a director or officer of the Company and private companies controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

OFF BALANCE SHEET ARRANGEMENTS

There is no off-balance sheet arrangements to which the Company is committed.

BOSS POWER CORP.
(Formerly Boss Gold International Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President, the effectiveness of the design and operations of the Company's disclosure controls and procedures. Based on that evaluation, the President concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company's President believes that the Company disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

The Company will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-4571

RECEIVED

2007 NOV 15 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOSS POWER CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Power Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Power Corp.** (the "Issuer") for the interim period ending June 30, **2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

#82-4571

BOSS POWER CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Power Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Power Corp.** (the "Issuer") for the interim period ending June 30, **2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

#82-4571

News Release

Boss Power Corp.

TSX.V: BPU **September 28, 2007**

Boss Power Corp. Re-organization; New Chair and CEO Announced

Boss Power Corp. (**BPU** on the TSX Venture Exchange) is pleased to announce that it has now appointed a new Board of Directors and Management for the permitting and development of its 100% owned Blizzard uranium deposit in the Greenwood Mining Division in south-central British Columbia. The new Board and management team will consist of:

President, CEO and Director – Dr. David M. Stone, MBA, P.Eng.; Dave has 30 years of engineering and financial consulting experience to underground and surface metal mines worldwide. He has managed and led multi-disciplinary project teams through pre-feasibility and feasibility level evaluations of development stage projects, and has contributed to the engineering, design and construction of several mines. His mining expertise includes scoping and feasibility studies for open pit and underground projects, and an extensive international knowledge of current mining best practices, environmental permitting, mine planning and production scheduling, capital and operating costs, equipment selection, and financial analyses. Dr. Stone spent his early years in Naramata and went to school in Penticton, B.C. He received his B.A.Sc. in Geological Engineering from UBC and went on to complete a Ph.D. in Civil Engineering at Queen's University at Kingston where he returned in 2002 to complete an MBA. He is a licensed professional engineer in numerous Canadian and US jurisdictions.

Chairman - Ron Netolitzky, M.Sc.; Ron is past-Chairman of Viceroy Exploration and current President and CEO of Santoy Resources Ltd. and director of numerous other public and private junior exploration and development companies. Ron has 40 years of technical and managerial experience in the mining industry and was instrumental in the development of the Snip and Eskay Creek mines in British Columbia, and the Brewery Creek heap leach gold mine in the Yukon. Ron was voted Prospector of the year in 1991 by the Prospectors and Developers Association of Canada.

Director – R. Stuart (Tookie) Angus, LLB; Tookie is the former Managing Director of Mergers and Acquisitions for Endeavour Financial in Vancouver. Prior to joining Endeavour, he was a law partner at Fasken Martineau DuMoulin and headed that firm's Global Mining Group. For over 25 years, Tookie has focused on significant international mining exploration and development projects and has been a director of numerous mining companies, including Canico Resource Corp. and Bema Gold Corp.

Director – John H. Bowles, FCA; John retired in 2006 as a partner in the audit practice of PricewaterhouseCoopers in Vancouver and was the leader of their British Columbia mining practice. John is a director of HudBay Minerals Inc. and Hecla Mining Company and a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. John has lectured for the Canadian Institute of Chartered Accountants, the Certified General Accountants and the University of British Columbia.

Director – Doug Brooks; Doug was President of Boss Gold International Corp. during the reverse take-over transaction. Doug spent 33 years as an Investment Advisor at Richardson Greenshields of Canada Ltd.

Vice-President, Exploration – Rupert Allan, P.Geol.; Rupert has 39 years of technical, managerial and permitting experience in the mining exploration industry and is currently director of several public companies, including Skeena Resources, Brett Resources and Great Western Diamonds. He is also a technical advisor to Santoy Resources Ltd., one of the major shareholders of Boss Power, and was instrumental in Santoy's acquisition of the Blizzard project.

For further information contact: David Stone or Tony Perri – Investor Relations, Manager
Suite 611, 675 W. Hastings Street Vancouver, British Columbia, Canada V6B 1N2
Tel: (604) 669-4799 Fax: (604) 669-2543

Vice-President, Corporate Development – Randall S. Rogers, M.Sc.; Randy obtained his M.Sc. at Queen's University at Kingston in 1971 and was a geologist with Noranda Exploration for many years. He has recently retired from a distinguished career in the Royal Canadian Mounted Police where he specialized in securities and mining investments. He provided advice to the Mining Standards Task Force of the TSE and the OSC.

Chief Financial Officer – Karen Allan, CMA; Karen is also CFO for Santoy Resources.

Legal counsel for Boss Power will be Fasken Martineau of Vancouver. The prior auditors for Boss Gold International Corp., Amisano Hanson of Vancouver have resigned, and PricewaterhouseCoopers have accepted the account.

In accordance with the Company's stock option plan, 5,350,000 million incentive stock options are being granted at an exercise price of $0.80 per share for a period of five years from the date of grant to directors, officers, employees and consultants. All of the options are subject to vesting over a period of two years. Any shares issued under the option plan will be subject to a four-month hold period from the date of grant, pursuant to the policies of the TSX Venture Exchange.

Ron Netolitzky has stated that "Boss Power Corp. is exceptionally fortunate to have an engineer as capable, as experienced and as qualified as Dr. David Stone to direct the feasibility study, management and permitting of the Blizzard uranium deposit. Dave was raised in Naramata, just 35 km southwest of the property. He's worked around the world, and has now returned to advance this superb project. The new Board and management, all of whom are British Columbia residents and long-time business associates with successful mine permitting and development careers, are proud to be associated with this environmentally friendly undertaking which potentially will make an important contribution to reducing global warming. We look forward to advancing the project for the benefit of the local community and our other stakeholders in the Kettle Valley".

ABOUT BOSS POWER CORP.

The Blizzard deposit is a well-known historically reported uranium resource and the subject of a NI 43-101 compliant Technical Report dated November 15, 2006 as revised on February 23, 2007 and May 30, 2007, by Dr. Peter A. Christopher, P.Eng. The Blizzard deposit was the subject of a detailed engineering evaluation by Kilborn Engineering in the late 1970's, based on a total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes.

The Kilborn Engineering Feasibility Study generated an historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, at a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308). This was re-classified by Dr. Christopher into an indicated and inferred resource to reflect current usage as the Kilborn Engineering Feasibility Study is not in compliance with NI 43-101. Readers are cautioned that Boss Power has not undertaken any independent verification of the data on which the Kilborn resource is based, or the feasibility results, hence the results should not be relied upon.

On Behalf of the Board of Directors
BOSS POWER CORP.

"Ron Netolitzky"

Ron Netolitzky, Chairman

For further information contact: David Stone or Tony Perri – Investor Relations, Manager
Suite 611, 675 W. Hastings Street Vancouver, British Columbia, Canada V6B 1N2
Tel: (604) 669-4799 Fax: (604) 669-2543

#82-4571

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Reporting Issuer**

Boss Power Corp..
Suite 611, 675 West Hastings Street
Vancouver, B.C.
V6B 1N2

Item 2. **Date of Material Change**

September 28, 2007

Item 3. **News Release**

A News Release dated September 28, 2007 was disseminated to Market News, Financial Post, Canada Stockwatch, Kitco, SEDAR and e-mailed to brokers and shareholders.

Item 4. **Summary of Material Changes**

A summary of the nature and substance of the material change is as follows:

Boss Power Corp. re-organization; New Chair and CEO announced

Item 5. **Full Description of Material Change**

The issuer is pleased to announce that it has now appointed a new Board of Directors and Management for the permitting and development of its 100% owned Blizzard uranium deposit in the Greenwood Mining Division in south-central British Columbia. The new Board and management team will consist of:

President, CEO and Director – Dr. David M. Stone, MBA, P.Eng.; Dave has 30 years of engineering and financial consulting experience to underground and surface metal mines worldwide. He has managed and led multi-disciplinary project teams through pre-feasibility and feasibility level evaluations of development stage projects, and has contributed to the engineering, design and construction of several mines. His mining expertise includes scoping and feasibility studies for open pit and underground projects, and an extensive international knowledge of current mining best practices, environmental permitting, mine planning and production scheduling, capital and operating costs, equipment selection, and financial analyses. Dr. Stone spent his early years in Naramata and went to school in Penticton, B.C. He received his B.A.Sc. in Geological Engineering from UBC and went on to complete a Ph.D. in Civil Engineering at Queen's University at Kingston where he returned in 2002 to complete an MBA. He is a licensed professional engineer in numerous Canadian and US jurisdictions.

Chairman - Ron Netolitzky, M.Sc.; Ron is past-Chairman of Viceroy Exploration and current President and CEO of Santoy Resources Ltd. and director of numerous other public and private junior exploration and development companies. Ron has 40 years of technical and managerial experience in the mining industry and was instrumental in the development of the Snip and Eskay Creek mines in British Columbia, and the Brewery Creek heap leach gold mine in the Yukon. Ron was voted Prospector of the year in 1991 by the Prospectors and Developers Association of Canada.

Director – R. Stuart (Tookie) Angus, LLB; Tookie is the former Managing Director of Mergers and Acquisitions for Endeavour Financial in Vancouver. Prior to joining Endeavour, he was a law partner at Fasken Martineau DuMoulin and headed that firm's Global Mining Group. For over 25 years, Tookie has focused on significant international mining exploration and development projects and has been a director of numerous mining companies, including Canico Resource Corp. and Bema Gold Corp.

Director – John H. Bowles, FCA; John retired in 2006 as a partner in the audit practice of PricewaterhouseCoopers in Vancouver and was the leader of their British Columbia mining practice. John is a director of HudBay Minerals Inc. and Hecla Mining Company and a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. John has lectured for the Canadian Institute of Chartered Accountants, the Certified General Accountants and the University of British Columbia.

Director – Doug Brooks; Doug was President of Boss Gold International Corp. during the reverse take-over transaction. Doug spent 33 years as an Investment Advisor at Richardson Greenshields of Canada Ltd.

Vice-President, Exploration – Rupert Allan, P.Geol.; Rupert has 39 years of technical, managerial and permitting experience in the mining exploration industry and is currently director of several public companies, including Skeena Resources, Brett Resources and Great Western Diamonds. He is also a technical advisor to Santoy Resources Ltd., one of the major shareholders of Boss Power, and was instrumental in Santoy's acquisition of the Blizzard project.

Vice-President, Corporate Development – Randall S. Rogers, M.Sc.; Randy obtained his M.Sc. at Queen's University at Kingston in 1971 and was a geologist with Noranda Exploration for many years. He has recently retired from a distinguished career in the Royal Canadian Mounted Police where he specialized in securities and mining investments. He provided advice to the Mining Standards Task Force of the TSE and the OSC.

Chief Financial Officer – Karen Allan, CMA; Karen is also CFO for Santoy Resources.

Legal counsel for Boss Power will be Fasken Martineau of Vancouver. The prior auditors for Boss Gold International Corp., Amisano Hanson of Vancouver have resigned, and PricewaterhouseCoopers have accepted the account.

In accordance with the Company's stock option plan, 5,350,000 million incentive stock options are being granted at an exercise price of $0.80 per share for a period of five years from the date of grant to directors, officers, employees and consultants. All of the options are subject to vesting over a period of two years. Any shares issued under the option plan will be subject to a four-month hold period from the date of grant, pursuant to the policies of the TSX Venture Exchange.

Ron Netolitzky has stated that "Boss Power Corp. is exceptionally fortunate to have an engineer as capable, as experienced and as qualified as Dr. David Stone to direct the feasibility study, management and permitting of the Blizzard uranium deposit. Dave was raised in Naramata, just 35 km southwest of the property. He's worked around the world, and has now returned to advance this superb project. The new Board and management, all of whom are British Columbia residents and long-time business associates with successful mine permitting and development careers, are proud to be associated with this environmentally friendly undertaking which potentially will make an important contribution to reducing global warming. We look forward to advancing the project for the benefit of the local community and our other stakeholders in the Kettle Valley".

ABOUT BOSS POWER CORP.
The Blizzard deposit is a well-known historically reported uranium resource and the subject of a NI 43-101 compliant Technical Report dated November 15, 2006 as revised on February 23, 2007 and May 30, 2007, by Dr. Peter A. Christopher, P.Eng. The Blizzard deposit was the subject of a detailed engineering evaluation by Kilborn Engineering in the late 1970's, based on a total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes.

The Kilborn Engineering Feasibility Study generated an historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, at a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308). This was re-classified by Dr. Christopher into an indicated and inferred resource to reflect current usage as the Kilborn Engineering Feasibility Study is not in compliance with NI 43-101. Readers are cautioned that Boss Power has not undertaken any independent verification of the data on which the Kilborn resource is based, or the feasibility results, hence the results should not be relied upon.

Item 6. **Reliance on subsection 7.1(2) and (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable

Item 8. **Executive Officer**

For further information, please contact Ron Netolitzky at **(604) 669-4799**.

DATED this 28th day of September in the year 2007 in the City of Vancouver, in the Province of British Columbia.

"Ron Netolitzky" (signed)

Ron Netolitzky
Chairman

#82-4571

RECEIVED
2007 NOV 15 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOSS POWER CORP.

Suite 611 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Telephone: (604) 688-8115, Facsimile: (604) 669-2543

October 4, 2007

Amisano Hanson
Chartered Accountants
Suite 604
750 West Pender Street
Vancouver, British Columbia
V6C 1G8

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 700
250 Howe Street
Vancouver, British Columbia
V6C 3S7

BOSS POWER CORP.
(the "Company')

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, British Columbia (the "former auditor") to PricewaterhouseCoopers, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia (the "successor auditor") effective as of September 26, 2007.

The former auditor resigned at the request of the Company and the resignation of the former auditor and the appointment of the successor auditor have been considered and approved by the Company's audit committee.

The former auditor's reports on the Company's financial statements relating to the relevant period (being the period commencing on January 1, 2006, and ending on December 31, 2006 contained no reservations.

There are no reportable events between the Company and the former auditor.

As required by subclause 4.11 (5)(a)(ii) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), the Company hereby requests the former auditor to:

(a) review this Notice of Change of Auditor;
(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of Change of Auditor, whether you:
  (i) agree;
  (ii) disagree, and the reasons why; or
  (iii) have no basis to agree or disagree; and
(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

As required by subclause 4.11 (6)(a(ii) of NI 51-102 the Company hereby requests the successor auditor to:

(a) review this Notice of Change of Auditor;
(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of change of Auditor, whether you:
 (i) agree;
 (ii) disagree, and the reasons why; or
 (iii) have no basis to agree or disagree; and
(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

BOSS POWER CORP.

By: ______________________
Karen A. Allan
Chief Financial Officer

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

October 12, 2007

TO: British Columbia Securities Commission
Alberta Securities Commission

Re: Boss Power Corp.. (the "Company")
Change of Auditor pursuant to National Instrument 51-102

As required by National Instrument 51-102, Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated October 4, 2007, and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

Yours truly,

"Amisano Hanson"

AMISANO HANSON
Chartered Accountants

070/NORTHLANDRESOURCES.CHANGEAUDITORNI51-102

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

To: British Columbia Securities Commission
Alberta Securities Commission

Re: Notice of Change of Auditors – Boss Power Corp.

Dear Sirs:

We have read the statements made by Boss Power Corp. in the attached copy of Change of Auditor Notice dated October 4, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated October 4, 2007.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
October 5, 2007

#82-4571

ANTHONY J. BERUSCHI

Suite 501 - 905 West Pender Street, Vancouver, BC, V6C 1L6
Tel: 604.669.3116 ~ Fax: 604.669.5886
ajb@beruschi.com

October 15th, 2007

NEWS RELEASE

Pursuant to: National Instrument 62-103
Subsections 111(1) and 111(2) of the *Securities Act* (British Columbia)
Section 141(1), 141(2), 141(3) of the *Securities Act* (Alberta)

Further to disclosure requirements of applicable securities legislation, Anthony Beruschi announces that he has sold 1,000,000 common shares of Boss Power Corp. at a price of $0.75 per share in a private transaction to Santoy Resources Ltd. ("Santoy").

Immediately prior to the closing of the sale, Mr. Beruschi held, directly or indirectly, 26,280,998 shares of Boss Power Corp. Mr. Beruschi now holds, directly or indirectly, 25,280,998 common shares of Boss Power Corp. or approximately 34.5% of the issued and outstanding common shares of Boss Power Corp.

Mr. Beruschi sold the 1,000,000 common shares in accordance with the terms of a settlement agreement between Mr. Beruschi and Santoy dated December 31, 2005, as amended, which agreement resolved title issues with respect to certain mineral claims.

Mr. Beruschi may in the future wish to increase or decrease his shareholdings in Boss Power Corp. as circumstances warrant. Mr. Beruschi has filed an Early Warning Report under National Instrument 62-103 which may be obtained under Boss Power Corp.'s profile at www.sedar.com.

"Anthony J. Beruschi"

ANTHONY J. BERUSCHI

EARLY WARNING REPORT

UNDER NATIONAL INSTRUMENT 62-103

THE EARLY WARNING SYSTEM AND RELATED TAKEOVER BID AND INSIDER REPORTING ISSUES

BRITISH COLUMBIA: Subsections 111(1) and 111(2) of the *Securities Act* (British Columbia)
ALBERTA: Section 141(1), 141(2), 141(3) of the *Securities Act* (Alberta)

(a) The name and registered address of the Offeror.

Anthony Beruschi (the "Offeror")
Suite 501 – 905 West Pender Street
Vancouver, British Columbia V6C 1L6

(b) The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

The Offeror sold 1,000,000 common shares of Boss Power Corp. at a price of $0.75 per share in a private transaction to Santoy Resources Ltd. ("Santoy"). The 1,000,000 common shares sold by the Offeror represent approximately 1.4% of the issued and outstanding common shares of Boss Power Corp.

(c) The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Immediately following closing of the sale, Mr. Beruschi held, directly or indirectly, 25,280,998 common shares (the "Shares") of Boss Power Corp. or approximately 34.5% of the issued and outstanding common shares of Boss Power Corp.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

i. The Offeror, either alone or with any joint actors, has ownership and control:

Subject to the following sentence, the Offeror has ownership or control, either directly or indirectly over all of the securities referred to in paragraph (c). 2,000,000 of the Shares are subject to an escrow arrangement (the "Escrow Arrangement") with Boss Power Corp. pending the resolution of a legal dispute relating to certain mineral claims.

ii. The Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Subject to the Escrow Arrangement discussed above, all of the Shares are held either by the Offeror, the companies he controls or other third party trustees who hold the shares in trust for the benefit of either the Offeror or the companies he controls.

iii. **The Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Subject to the Escrow Arrangement, the Offeror does not have legal ownership of 22,250,000 of the Shares. However, as stated in paragraph (d)(ii), these 22,250,000 shares are beneficially owned by the Offeror because they are held either by companies controlled by him, or by third parties who hold the shares in trust for his benefit, or for the benefit of the companies which he controls.

(e) **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The securities referred to in paragraph (b) above were sold off the market to Santoy in accordance with the terms of a settlement agreement between Mr. Beruschi and Santoy dated December 31, 2005, as amended (the "Settlement Agreement"), which Settlement Agreement resolved title issues with respect to certain mineral claims. A description of the Settlement Agreement is contained in Santoy's news release dated January 27, 2006, which is available at www.sedar.com under Santoy's profile.

(f) **The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any further intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Offeror sold the 1,000,000 common shares of Boss Power Corp. to Santoy to raise funds to participate in a private placement of Santoy in accordance with the terms of the Settlement Agreement.

The Offeror may in the future wish to increase or decrease his shareholdings in Boss Power Corp. as circumstances warrant. Such circumstances may include but are not limited to compliance with applicable securities laws, general market and economic conditions, business prospects of Boss Power Corp. and investment and business opportunities available to the Offeror.

(g) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with the respect to the acquisition, holding, disposition or voting of any of the securities:**

The Shares are subject to the terms of an escrow agreement (the "Escrow Agreement") dated June 12, 2007 among Boss Power Corp., Computershare Investor Services Inc., and other securityholders who are parties to the Escrow Agreement pursuant to TSX Venture Exchange Policy 5.4. 25,250,000 of the Shares are also subject to restrictions on transfer and a right of first refusal until June 12, 2009 in accordance with the provisions of the Settlement Agreement.

(h) **The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.**

Not applicable.

(i) **In the case of a transaction or occurrence that did not take place stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value paid by the Offeror.**

The Offeror sold the 1,000,000 common shares of Boss Power Corp. to Santoy for $0.75 per share in accordance with the terms of the Settlement Agreement.

(j) **When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.**

Not applicable.

DATED this 15th day of October, 2007.

"Anthony J. Beruschi"

ANTHONY BERUSCHI

END